EXHIBIT 6.2

Oral Agreement

In conjunction with the Master Sale and Purchase Agreement dated March 8, 2021 between Traccom, Inc. (“Traccom”) and Telemetrix RPM, Inc. (“Telemetrix”), filed concurrently as Exhibit 6.1 to our Form 1-A, Traccom and Telemetrix have entered into the following Oral Agreement:

Traccom will provide Telemetrix RPM with twelve (12) demonstration sets of Traccom™ Medical Pro devices.  The demonstration sets have been provided to Telemetrix RPM for testing, and if testing is successful, Telemetrix RPM will place an order for 1,000 devices.  Based on the successful placement of the 1,000 devices, Telemetrix RPM, Inc. will follow up with an order for 14,000 devices in 2021 at a sales value of approximately $5.3 million over a period of twelve (12) months.